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                             February 16, 2022

       Zhixin Liu
       Chief Executive Officer
       Datasea Inc.
       20th Floor, Tower B, Guorui Plaza
       1 Ronghua South Road, Technological Development Zone
       Beijing, People   s Republic of China 100176

                                                        Re: Datasea Inc.
                                                            Form 10-K for
fiscal year ended June 30, 2021
                                                            Filed September 28,
2021
                                                            File No. 001-38767

       Dear Ms. Liu:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for fiscal year ended June 30, 2021

       Part I
       Item 1. Description of Business, page 1

   1. We note your definitions on page i. At the onset of Part I, clearly disclose how you will refer to the holding
company, subsidiaries, and VIE when providing the disclosure throughout the document
so that it is clear to investors which entity the disclosure is referencing and which
subsidiaries or entities are conducting the business operations.
                                                        Refrain from using
terms such as the "Company",    we    or    our    when describing
                                                        activities or functions
of a VIE and refrain from using "our VIE" when referring to the
                                                        VIE. For example,
disclose, if true, that your subsidiaries and/or the VIE conduct operations in China and
that the VIE is consolidated for accounting purposes, but is not an entity in which you own
equity. Disclose clearly the entity (including the domicile) in which investors
purchase an interest.
 Zhixin Liu
Datasea Inc.
February 16, 2022
Page 2
2. At the onset of Part I, please provide prominent disclosure that having your operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity (VIE) based in China involves unique risks to investors. If true, disclose that these contracts have not been tested in court. Explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company.
         Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of your securities, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company as a result of this structure.
3. We note your disclosures regarding VIE agreements and corporate structure on pages 23 and 24. At the onset of Part I, please provide a diagram of the
company   s corporate
         structure, identifying the person or entity that owns the equity in each depicted entity.
         Describe all contracts and arrangements through which you claim to have economic rights
         and exercise control that results in consolidation of the VIE   s
operations and financial
         results into your financial statements. Identify clearly the entity(ies) in which the
         company   s operations are conducted. Describe the relevant
contractual agreements
         between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the United States holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.
4. We note your disclosure that you control and receive the economic benefits of your VIE's business operations through contractual arrangements and on page i you disclose that the
       VIE agreements give you control of the entity and effective ownership of its assets. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to
FirstName LastNameZhixin Liu
       a clear description of the conditions you have satisfied for consolidation of the VIE under
Comapany
       U.S.NameDatasea     Inc.
             GAAP. Additionally,     your disclosure should clarify that you
are the primary
       beneficiary  of the
February 16, 2022 Page 2   VIE  for accounting purposes.
FirstName LastName
 Zhixin Liu
FirstName
Datasea Inc.LastNameZhixin Liu
Comapany16,
February    NameDatasea
              2022      Inc.
February
Page 3 16, 2022 Page 3
FirstName LastName
5. We note that the consolidated VIE constitutes a material part of your consolidated financial statements. At the onset of Part I, please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIE and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIE, and an aggregation of other entities that are consolidated.
         The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.
6. At the onset of Part I, please provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated
         VIE, and the direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIE, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements
7. We note your risk factor summary on page 43. At the onset of Part I, please revise to include a summary of risk factors and disclose the risks that your corporate structure and
         being based in or having the majority of the company   s operations in
China poses to
         investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities.
 Zhixin Liu
FirstName
Datasea Inc.LastNameZhixin Liu
Comapany16,
February    NameDatasea
              2022      Inc.
February
Page 4 16, 2022 Page 4
FirstName LastName
         Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
8. At the onset of Part I, provide prominent disclosure about the legal and operational risks
         associated with having the substantial majority of the company   s
operations in China.
         Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your shares and/or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China
s government, such
         as those related to the use of variable interest entities and data security or anti-monopoly
         concerns, have or may impact the company   s ability to conduct its
business, accept
         foreign investments, or list on a U.S. or other foreign exchange. Also, disclose that trading in your securities may be prohibited under the Holding Foreign Companies
         Accountable Act (HFCAA) if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.
9. We note disclosure on page 41 regarding government regulation and licenses. At the onset of Part I, please disclose each permission or approval that you, your subsidiaries, or the
         VIE are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you, your subsidiaries, or the VIE are covered by permissions requirements from the China Securities Regulatory
         Commission (CSRC), Cyberspace Administration of China (CAC) or any
other
         governmental agency that is required to approve the VIE   s
operations, and state
         affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. State clearly if you have obtained the required license under Order 32 and whether you have obtained CRSC approval for the listing and trading of your securities in the U.S. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIE: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
Item 1A. Risk Factors, page 49

10. We note your disclosure on page 64 about the Holding Foreign Companies Accountable
         Act. Please expand your risk factors to disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would
         decrease the number of    non-inspection years    from three years to
two years, and thus,
 Zhixin Liu
Datasea Inc.
February 16, 2022
Page 5
         would reduce the time before your securities may be prohibited from trading or delisted.
         Update your disclosure to reflect that the Commission adopted rules to implement the
         HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the
         Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong. In addition, while we note that you have a U.S. based auditor that is registered with the PCAOB and currently subject to PCAOB inspection, please disclose any material risk to the company and investors if it is later determined that the PCAOB is unable to inspect or investigate completely your auditor because of a position taken by an authority in a foreign jurisdiction. For example, disclose that lack of inspection could cause trading in your securities to be prohibited under the HFCAA and as a result an exchange may determine to delist your securities. Also ensure you address the impact that the lack of PCAOB inspection may have on your securities in the risk factor summary on page 45.
11. We note you disclosures on page 57 regarding the risks and uncertainties of the policies of
         the PRC government. Given the Chinese government   s significant
oversight and
         discretion over the conduct of your business, please revise to highlight the risk that the
         Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
12. We note your disclosure on page 65 regarding recent actions by the CAC. In light of recent events indicating greater oversight by the CAC over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
Item 9A. Controls and Procedures, page 80

13.    Please revise management   s report to identify the version of the
Committee of Sponsoring
FirstName LastNameZhixin Liu
       Organizations of the Treadway Commission (COSO) Internal Control - Integrated
Comapany   NameDatasea
       Framework          Inc.
                   that was used to perform your assessment, (i.e., the 1992 Framework or the
       Updated
February        Framework
         16, 2022 Page 5 issued in 2013). Please refer to Item 308(a)(2) of Regulation S-K.
FirstName LastName
 Zhixin Liu
FirstName
Datasea Inc.LastNameZhixin Liu
Comapany16,
February    NameDatasea
              2022      Inc.
February
Page 6 16, 2022 Page 6
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Joyce Sweeney, Senior Staff Accountant, at (202) 551-3449 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology